# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU INC., CIK 0001413855
CUSIP: G3314G110
Title of class of securities: Class A ordinary share, par value $0.4 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hu, Xili Street, Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 12/22/2025
Filed by CIK 0002079549
Persons authorized to receive notices and communications: Expansion Group Ltd, c/o Ileana Zhao, Room 407, Tower 2,, Harbour Center, 8 Hok Cheung Street,, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569; Vanguard First Limited, c/o Ileana Zhao, Room 407, Tower 2,, Harbour Center, 8 Hok Cheung Street,, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569; Ileana Zhao, Room 407, Tower 2,, Harbour Center, 8 Hok Cheung Street,, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569

## Reporting persons
- Expansion Group Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 5,000,250; shared voting power 0; sole dispositive power 5,000,250; shared dispositive power 0; aggregate amount beneficially owned 5,000,250 (23.88% of the class)
  Comment: Note to Row 7, 9, 11: Represents 250 Class A ordinary shares and 5,000,000 Class B ordinary shares directly held by Expansion Group Ltd, which is 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 20,935,271 ordinary shares, including 13,435,271 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of December 22, 2025.
- Vanguard First Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 3,100,000; shared voting power 0; sole dispositive power 3,100,000; shared dispositive power 0; aggregate amount beneficially owned 3,100,000 (14.81% of the class)
  Comment: Note to Row 7, 9, 11: Represents 3,100,000 Class A ordinary shares directly held by Vanguard First Limited, which is 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 20,935,271 ordinary shares, including 13,435,271 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of December 22, 2025.
- Ileana Zhao (CIK 0002079549): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 8,100,250; shared voting power 0; sole dispositive power 8,100,250; shared dispositive power 0; aggregate amount beneficially owned 8,100,250 (38.69% of the class)
  Comment: Note to Row 7, 9, 11: Includes (i) 250 Class A ordinary shares and 5,000,000 Class B ordinary shares directly held by Expansion Group Ltd, and (ii) 3,100,000 Class A ordinary shares directly held by Vanguard First Limited. Both Expansion Group Ltd and Vanguard First Limited are 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 20,935,271 ordinary shares, including 13,435,271 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of December 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.4 per share
Name of issuer: AIFU INC.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hu, Xili Street, Shenzhen, China (F4), 518055

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D is being jointly filed by Expansion Group Ltd, Vanguard First Limited and Ileana Zhao (the "Reporting Persons").

The registered address of Expansion Group Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
Residence or business address:
The registered address of Vanguard First Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The address of Ileana Zhao is Room 407, Tower 2, Harbour Center, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong
Present principal occupation or employment: Ileana Zhao serves as a Director of Expansion Group Ltd and Vanguard First Limited, both of which are limited liability companies without any substantive operations.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Expansion Group Ltd and Vanguard First Limited are exempt companies with limited liability incorporated under the laws of British Virgin Island. Ileana Zhao is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4, Item 5 and Item 6 is hereby incorporated by reference into this Item 3.

The aggregate consideration for the acquisition of Ordinary Shares described in Item 5 was US$2,000,000. The transaction was funded by Ileana Zhao with her personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Ordinary Shares. The Reporting Person expects that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

On November 7, 2025, Expansion Group Ltd entered into a share subscription agreement (the "Agreement") with the Issuer, pursuant to which Expansion Group Ltd agreed to subscribe for, and the Issuer agreed to issue and sell to Expansion Group Ltd, 5,000,000 Class B ordinary shares, for a total consideration of US$2,000,000 (the "Transaction"). The Transaction was completed on December 22, 2025. Upon closing of the Transaction, Expansion Group Ltd beneficially owns 250 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Issuer.

Expansion Group Ltd is 100% owned by Ileana Zhao who also owns 100% of the equity interests in Vanguard First Limited. Vanguard First Limited holds 3,100,000 Class A ordinary shares of the Issuer as of December 22, 2025. Consequently, Ileana Zhao may be deemed to beneficially own the Ordinary Shares held by both Expansion Group Ltd and Vanguard First Limited.

The following table sets forth the aggregate beneficial ownership of the Reporting Persons following the Transaction:

Class A Ordinary Shares Class B Ordinary Shares % of Beneficially Ownership (1) % of Aggregate Voting Power (1)

Expansion Group Ltd 250 5,000,000 23.88% 65.49%
Vanguard First Limited 3,900,000 14.81% 0.41%
Ileana Zhao 3,900,250 5,000,000 38.69% 65.90%

The percentage of beneficial ownership of each Reporting Persons is based on 20,935,271 ordinary shares, including 13,435,271 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of December 22, 2025. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of the Issuer reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D/A is incorporated by reference. Form of the share subscription agreement has been filed by the Issuer with the SEC as Exhibit 10.1 to its current report on Form 6-K on November 13, 2025, which is hereby incorporated by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated December 23, 2025 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Expansion Group Ltd (filed herewith)
Exhibit 3: List of directors and executive officers of Vanguard First Limited (filed herewith)
Exhibit 4: Form of Share Subscription Agreement, dated November 7, 2025, between Expansion Group Ltd and AIFU Inc. (incorporation by reference to Exhibit 10.1 to the Form 6-K of AIFU Inc. filed with the Commission on November 13, 2025)

## Signatures
- Expansion Group Ltd: /s/ Ileana Zhao, Ileana Zhao /Director (12/23/2025)
- Vanguard First Limited: /s/ Ileana Zhao, Ileana Zhao (12/23/2025)
- Ileana Zhao: /s/ Ileana Zhao, Ileana Zhao (12/23/2025)